November 19, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Bradley Ecker

Re:	Reed’s, Inc.
Registration Statement on Form S-1 (File No. 333-291443)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), A.G.P./ALLIANCE GLOBAL PARTNERS, as representative of the several underwriters, hereby joins Reed’s, Inc. (the “Company”) in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced registration statement on Form S-1, as amended (the “Registration Statement”), to become effective as of 4:30 p.m. Eastern time, on November 20, 2025, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission.

Pursuant to Rule 460 under the Securities Act, the undersigned advises that the undersigned will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

The undersigned, as representative of the several underwriters, have complied and will comply, and has been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

A.G.P./ALLIANCE GLOBAL PARTNERS

By:	/s/ Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Managing Director